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ResGreen

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ResGreen

ResGreen Group International, Inc.

Invest in Next-Gen Mobile Robots and Software Solutions

Two of today's hottest sectors, Robotics and Artificial Intelligence, have combined to disrupt the global workforce in ways we never imagined possible.

Securities Type	Offering Type
Common Stock	Regulation CF
Price per Share	**Min. Investment**
$.006*	$500.04

*Shares are purchased in **10 Share UNITS** at **$0.06/UNIT** totaling **83,340 Shares**

ResGreen
LilBuddy

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ResGreen

Tightening Labor Markets And Soaring Interest Rates

The Perfect Storm Is Ushering In Industry 5.0 And A.I.-Controlled Robots!

As the economic landscape shifts, these catalysts are unlocking a thrilling new era of innovation. Prepare to be awed by the unparalleled efficiency and intelligence of the next generation of mobile robotics.

Minimun investment of $500

or choose one of our Bonus Offerings:

INVEST $500.04 TODAY
83,340 Total Shares

INVEST $1000 get 5% ADD'L STOCK
166,667 + 8,333 = 175,000 Shares

INVEST $2000 get 10% ADD'L STOCK
333,333 + 33,333 = 366,667 Shares

INVEST $3000 get 15% ADD'L STOCK
500,000 + 75,000 = 575,000 Shares

INVEST $5000 get 25% ADD'L STOCK
833,333 + 208,333 = 1,041,667 Shares

The Future Isn't Just Knocking...

It's Here, and It's ELECTRIFYING!

Two of today's hottest sectors, Robotics and Artificial Intelligence, have combined to disrupt the global workforce in ways we never imagined possible. With a tight labor market and nearly full employment, companies are looking to "cobots" to support their overworked staff, reign in rising labor costs and improve the customer experience.



ResGreen

So, how does a savvy investor, keen to surf the next exhilarating wave of technological innovation, strategically position themselves to seize this Megatrend?

strategically position themselves to seize this Megatrend?

As the economic landscape shifts, these catalysts are unlocking a thrilling new era of innovation. Prepare to be awed by the unparalleled efficiency and intelligence of the next generation of mobile robotics.



ResGreen

Rolling Out the Red Carpet for Stakeholders in This Exclusive Offering Right Now.

A Rare Opportunity in a Pulsating Sector, and with Limited Availability.

The minimum investment in
ResGreen
$500.04
INVEST TODAY

Market Stats & Financials

How will the company use Investors money for continued growth?



Product Development
NEXT 3+ YEARS
Dual-drive AGV reverses and crabs
Lidar FPGA for AMRs
Integrate vehicles with shrink-wrappers
Implement SWARM in LilBuddy
Automated Pallet Jack for single pallets
LiFePO4 battery for robotic arms
Visual inspection during transport
Integrate AR for distribution
Big Buddy AMR tows up to 5,000 lbs.
ResGreen

What could it be worth?

Based on the following sales of robotics companies 27.5 times revenue.
Giving ResGreen substantial potential!

ResGreen intends to use the proceeds from this offering to increase marketing, sales, inventory, and R&D.

AutoGuide AGVs was purchased by Teradyne (NYSE: TER) in 2019 in structured deal worth $165,000,000. At the time, AutoGuide AGVs had approximately $4,000,000 in annual revenue. **This represents a revenue multiplier of 41.25x. *Parashar Patel served as CTO of Autoguide AGV when it was purchased by 's now Teradyne.**

In 2019, Shopify (NYSE: SHOP), acquired 6 River Systems for $485,000,000. Shopify projected 6 River Systems to bring in approximately $30 million in revenue in 2020. **This acquisition was valued at a revenue multiplier of 16.16x.**

In 2018, Teradyne also acquired MiR (Mobile Industrial Robotics) in a structured deal worth $272,000,000. MiR was profitable and had 2017 revenue of $12,000,000. **This acquisition was valued at a revenue multiplier of 22.66x**

Fetch Robotics was acquired by Zebra Technologies (NASDAQ: ZBRA) for $290,000,000. Fetch Robotics had approximated annual revenue of $10,000,000. **This acquisition was valued at a revenue multiplier of 29x.**

Locus did not disclose the terms of its acquisition of Waypoint but estimated it at $50M. Waypoint estimated annual revenues were approximately $1.75 million. **The acquisition was valued at an estimated revenue multiplier of 28.57x.**

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AI Development

Artificial Intelligence (A.I.)

The Vision System

Uses Artificial Intelligence (AI) and deep learning to give customers eyes on all areas of their operation.



Machine learning has always been an integral part of automation and is literally our (ResGreen and Parsh Patel, CEO and founder) focal point.

Teaching AVR's, or cobots, how to perform individual tasks and creating BotWay as the control platform set the stage for intelligence integration with "smart" AVR robot workers.

Generative AI enabled us to create AVRs that can map a warehouse and perform functions that streamline operations in a way that ensures optimal efficiency, and allows the worker cobots the ability to assess problems, inefficiencies, and tasks needed to maintain the highest level of operations.

Imagine when our AVR is traveling through the warehouse and spots items that need to be restocked, so it signals the control panel the need and other AVRs are sent out to restock the line.



Our A.I projects are quickly becoming reality.

Peak into ResGreen's advanced software and you'll discover 'You Only Look Once' (YOLO) technology is redefining object recognition. We can now scan an image once, identify critical elements and comprehend the entire scene's narrative!

The Addition of YOLO infinitely enhances our current intelligent material movement ecosystem and management on manufacturing floor, assembly plant, warehousing, 3PL, distribution centers and fulfillment centers.

Project Focus:

1. **Smart Factories:** We've rolled out an AI-powered system for factories, optimizing everything from parking slots to product routing for seamless operations.
2. **Lane Management:** Handling over 180 lanes in assembly and distribution centers, our AI system smartly manages and directs storage units based on size, load, and destination.

Breaking New Ground: Introducing **SimuPath!** Transform warehouse operations by integrating the capabilities of Unreal Engine with Neuro Evolution Augmenting Topologies (NEAT) based AI and state-of-the-art robotics. This solution is driven by an advanced simulation program, creating a virtual replica of a client's warehouse that optimizes their operational models. NEAT is an evolutionary algorithm designed to enhance artificial neural networks, so, instead of just adjusting the weights in a fixed topology, NEAT allows them to grow in complexity over generations. By doing so, it evolves both the topology and the weights of the network, enabling it to discover increasingly efficient structures for specific tasks. This approach has proven effective in various applications, especially in reinforcement learning and control system tasks.

The market for these systems is in its infancy, but Next Move Strategy Consulting expects the AI market to "show strong growth", increasing from nearly $100 B to nearly $2T, a twentyfold increase, by 2030, while Bloomberg Intelligence states that the generative AI market will grow at a 42% CAGR.

— Next Move Strategy Consulting / Published JAN 2023 [1] —

Goldman Sachs Research estimates "AI investment could approach $100 billion in the U.S. and $200 billion globally by 2025", and that's with only 4% of US firms reported using AI in their business processes, but "a significant majority expect to have adopted AI over a three- to 10-year horizon."

— Goldman Sachs / Published AUG 2023 [2] —

AI is one of 2023's hottest Wall Street investment trends, with PitchBook data indicating that venture capital investment in AI start-ups worldwide increased by more than 80% last year, to $115B. "PwC estimates AI technology could boost the global economy by $15.7 trillion by 2030"; in large part that's because AI is now becoming part of our everyday lives, and the WFH (work-from-home) movement may turn up that heat, as non-tech firms are embrace how it can improve their performance.

Invest in the opportunity

ResGreen

$500.04

INVEST TODAY

Product Line

ResGreen

Tomorrow's Warehouses

A History Rooted in Innovation

Since the 1980s, Parashar and his teams have been at the forefront of machine learning. They pioneered solutions like Artificial Machine Vision and the Internet of Things (IoT), when the Internet was in its nascent stages and a mere sci-fi dream from an Issac Asimov book. One of his team's landmark products was Optical Character Recognition (OCR) tailored for the pharmaceutical industry, to meet FDA mandates long before such technology became mainstream.



PULLBUDDY






BotWay
- Traffic management and monitoring software.
- Sold as standalone product with vehicles.
- Open architecture for seamless integration.

PullBuddy
- Robust Automatic Guided Vehicle (AGV).
- Uses reliable magnetic tape guidance.

LilBuddy
- Compact Autonomous Mobile Robot (AMR).
- Uses natural feature guidance with 2D and 3D LIDAR.

BigBuddy
- Bidirectional AGV.
- Uses reliable magnetic tape guidance.
- Moves loads up to 5,000 pounds.

All cobots can be charged with strategically places stations or wireless set ups. Each Bot uses standard parts that can be purchased and replaced from anywhere. Each machine tracks its health, miles traveled, wheel use, charging cycle and number of charges which will allow for a predictive maintenance schedule.

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Meet the Team

ResGreen







Parashar (Parsh) Patel | Tony Mazzola | Sarah Carlson | Christian Siefen | Jeannie Moss

Parashar "Parsh" Patel

CEO

Founded over a year ago by geniuses who have more than 100 years combined in the material handling robotics space. The company designed, built, tested, and installed its products for customers, and is ready for impact capital to help execute its business plan and growth strategy.

Tony Mazzola

Sr. Vice President of Engineering

Tony Mazzola is Sr. Vice President of Engineering, which includes overseeing all product development and application engineering activities. He created the company's leading-edge interoperable BotWay software and serves as its product manager.

Sarah Carlson

VP of Marketing Communications

Sarah Carlson serves as Vice President of Marketing Communications. In this role, she guides RGGI's marketing communications efforts, including public relations, financial communications, brand strategy, advertising and digital communications.

Christian Siefen

Sr. Robotics Engineer

Christian Siefen is Sr. Robotics Engineer and is known for his innovative mindset, technician-centric approach, and cutting-edge solutions forward. He brings a decade of diverse experience in 3D printing, CAD design, circuit development, ROS robotics, LoRa accessories, IoT, and web server and suite development.

Jeannie Moss

Lead Sales Account Manager

Jeannie Moss serves as lead sales account manager, where she is in charge of developing new business, managing customer relationships, and monitoring sales metrics.

Build Tomorrow by becoming an Investor in
ResGreen
Today!

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FOR RISKS AND DISLOSURES VISIT THE RES GREEN REG CF OFFERING,RISK AND DISCLOSURE SECTIONS.

Crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Any past performance described is not indicative of future results. Further, investors may receive illiquid and/or restricted securities that may be subject to holding period requirements and/or liquidity concerns. The securities described may be equities, debt, or hybrid securities or derivatives. Each of these also have specific risks and differences based on the characteristics, referred to as the terms of the securities.

DealMaker Securities LLC, a registered broker-dealer, and member of HYPERLINK "http://www.finra.org"FINRA | HYPERLINK "http://www.sipc.org/"SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's HYPERLINK "https://brokercheck.finra.org/firm/summary/315324"BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.
Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Forward Looking Statements

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Resgreen Group International, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Forward Looking Statements

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Resgreen Group International, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

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Any questions or concerns you can contact us by email @ info@resgreengroup.com